October 9, 2020

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Courtney Lindsay

Christine Westbrook

Gary Newberry

Kate Tillan

Re:	Praxis Precision Medicines, Inc.
Registration Statement on Form S-1
Filed September 25, 2020
File No. 333-249074

Ladies and Gentlemen,

On behalf of our client, Praxis Precision Medicines, Inc. (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) contained in the Staff’s letter dated October 6, 2020 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is publicly submitting a revised Registration Statement (the “Amendment No. 1”) together with this response letter. The Amendment No. 1 also contains certain additional updates and revisions.

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter. The responses and information below are based on information provided to us by the Company. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the Amendment No. 1 submitted herewith where the revised language addressing a particular comment appears. Capitalized terms used but not defined herein are used herein as defined in the Amendment No. 1.

Registration Statement on Form S-1

License Agreement with RogCon, page 161

1.

We note your response to prior comment 1. Please further revise your disclosure to define “Additional Milestone Payments” and clarify your reference to all such payments becoming due under your collaboration agreement with Ionis.

RESPONSE: The Company respectfully advises the Staff that it has revised the disclosure on pages 161-163 of the Amendment No. 1 in response to the Staff’s comment.

Sincerely,

/s/ William D. Collins
William D. Collins

cc:

Marcio Souza, Praxis Precision Medicines, Inc.

Stuart Chaffee, Praxis Precision Medicines, Inc.

Richard A. Hoffman, Goodwin Procter LLP

Edwin O’Connor, Goodwin Procter LLP